Exhibit 4.0

DESCRIPTION OF THE REGISTRANT’S SECURITIES
REGISTERED PURSUANT TO SECTION 12 OF THE
SECURITIES EXCHANGE ACT OF 1934

The description of the material features of the common stock, $5.00 par value per share (the “common stock”), of Old Point Financial Corporation (the “Company”) does not purport to be complete and is in all respects subject to, and qualified in its entirety by references to, the applicable provisions of Virginia law and by our Articles of Incorporation, as amended June 22, 2000 and further amended May 26, 2016  (the “Articles”), and our Bylaws, as amended and restated August 9, 2016 (the “Bylaws”). Our Articles and our Bylaws are included as exhibits to the Annual Report on Form 10-K of which this exhibit is a part.

General
Each share of the Company’s common stock has the same relative rights as, and is identical in all respects to, each other share of Company common stock. The Company’s common stock is traded on the NASDAQ Capital Market under the symbol “OPOF.” The authorized capital stock of the Company consists of 10,000,000 shares of common stock.

Dividends
The Company’s stockholders are entitled to receive dividends or distributions that its Board of Directors may declare out of funds legally available for those payments. The payment of distributions by the Company is subject to the restrictions of Virginia law applicable to the declaration of distributions by a corporation. A Virginia corporation generally may not authorize and make distributions if, after giving effect to the distribution, it would be unable to meet its debts as they become due in the usual course of business or if the corporation’s total assets would be less than the sum of its total liabilities plus the amount that would be needed, if it were dissolved at that time, to satisfy the preferential rights of stockholders whose rights are superior to the rights of those receiving the distribution.

As a bank holding company, the Company’s ability to pay dividends is affected by the ability of Old Point National Bank and Old Point Trust, its subsidiaries that are chartered by the OCC, to pay dividends to the holding company. The ability of Old Point National Bank and Old Point Trust, as well as the Company, to pay dividends in the future is, and could be further, influenced by bank regulatory requirements and capital guidelines.

Liquidation Rights
In the event of any liquidation, dissolution or winding up of the Company, the holders of shares of its common stock will be entitled to receive, after payment of all debts and liabilities of the Company, all remaining assets of the Company available for distribution in cash or in kind.

Voting Rights
The Company’s stockholders are entitled to one vote per share and, in general, a majority of votes cast with respect to a matter is sufficient to authorize action upon a routine matter.

In an uncontested director election, each director will be elected by the affirmative vote of a majority of the votes cast with respect to the director’s election. An “uncontested director election” means an election in which the number of nominees does not exceed the number of directors to be elected. In a contested director election, directors are elected by a plurality of the votes cast. Holders of Company common stock are not entitled to cumulative voting rights in the election of directors.

Directors and Classes of Directors
In an uncontested director election, each Company director will be elected by the affirmative vote of a majority of the votes cast with respect to the director’s election. An “uncontested director election” means an election in which the number of nominees does not exceed the number of directors to be elected. In a contested director election, directors of the Company are elected by a plurality of the votes cast. The Company’s stockholders are not entitled to cumulative voting rights in the election of directors. The Company has only one class of directors.

No Preemptive Rights; Redemption and Assessment
Holders of shares of the Company’s common stock will not be entitled to preemptive rights with respect to any shares that may be issued. The Company’s common stock is not subject to redemption or any sinking fund and the outstanding shares are fully paid and nonassessable.

Certain Anti-Takeover Provisions of Our Articles and Bylaws and Virginia Law
General. Our Articles and Bylaws and the Virginia Stock Corporation Act (the “VSCC”) contain certain provisions designed to enhance the ability of our Board of Directors to deal with attempts to acquire control of the company. These provisions, and the ability to set the voting rights, preferences and other terms of any series of preferred stock that may be issued, may be deemed to have an anti-takeover effect and may discourage takeovers (which certain stockholders may deem to be in their best interest). To the extent that such takeover attempts are discouraged, temporary fluctuations in the market price of our common stock resulting from actual or rumored takeover attempts may be inhibited. These provisions also could discourage or make more difficult a merger, tender offer or proxy contest, even though such transaction may be favorable to the interests of stockholders, and could potentially adversely affect the market price of our common stock.

The following briefly summarizes protective provisions that are contained in our Articles and Bylaws and provided by the VSCC. This summary is necessarily general and is not intended to be a complete description of all the features and consequences of those provisions, and is qualified in its entirety by reference to our Articles and Bylaws and the statutory provisions contained in the VSCC.

State Anti-Takeover Statutes. Virginia has two anti-takeover statutes in force, the Affiliated Transactions Statute and the Control Share Acquisitions Statute.

The Affiliated Transaction Statute of the VSCC contains provisions governing “affiliated transactions.” These include various transactions such as mergers, share exchanges, sales, leases, or other dispositions of material assets, issuances of securities, dissolutions, and similar transactions with an “interested stockholder.” An interested stockholder is generally the beneficial owner of more than 10% of any class of a corporation’s outstanding voting shares. During the three years following the date a stockholder becomes an interested stockholder, any affiliated transaction with the interested stockholder must be approved by both a majority (but not less than two) of the “disinterested directors” (those directors who were directors before the interested stockholder became an interested stockholder or who were recommended for election by a majority of the disinterested directors) and by the affirmative vote of the holders of two-thirds of the corporation’s voting shares other than shares beneficially owned by the interested stockholder. These requirements do not apply to affiliated transactions if, among other things, a majority of the disinterested directors approve the interested stockholder’s acquisition of voting shares making such a person an interested stockholder before such acquisition. Beginning three years after the stockholder becomes an interested stockholder, the corporation may engage in an affiliated transaction with the interested stockholder if:

•	the transaction is approved by the holders of two-thirds of the corporation’s voting shares, other than shares beneficially owned by the interested stockholder;

•	the affiliated transaction has been approved by a majority of the disinterested directors; or

•
subject to certain additional requirements, in the affiliated transaction the holders of each class or series of voting shares will receive consideration meeting specified fair price and other requirements designed to ensure that all stockholders receive fair and equivalent consideration, regardless of when they tendered their shares.

Under the VSCC’s Control Share Acquisitions Statute, voting rights of shares of stock of a Virginia corporation acquired by an acquiring person or other entity at ownership levels of 20%, 33 1/3%, and 50% of the outstanding shares may, under certain circumstances, be denied. The voting rights may be denied:

•
unless conferred by a special stockholder vote of a majority of the outstanding shares entitled to vote for directors, other than shares held by the acquiring person and officers and directors of the corporation; or

•
among other exceptions, such acquisition of shares is made pursuant to a merger agreement with the corporation or the corporation’s articles of incorporation or bylaws permit the acquisition of such shares before the acquiring person’s acquisition thereof.

If authorized in the corporation’s articles of incorporation or bylaws, the statute also permits the corporation to redeem the acquired shares at the average per share price paid for such shares if the voting rights are not approved or if the acquiring person does not file a “control share acquisition statement” with the corporation within 60 days of the last acquisition of such shares. If voting rights are approved for control shares comprising more than 50% of the corporation’s outstanding stock, objecting stockholders may have the right to have their shares repurchased by the corporation for “fair value.”

Corporations may provide in their articles of incorporation or bylaws to opt-out of the Affiliated Transactions Statute or the Control Share Acquisitions Statute. The Company has not opted-out of the Affiliated Transactions Statute or the Control Share Acquisitions Statute and, therefore, such statutes do apply to the Company. Neither the Company’s Articles of Incorporation or Bylaws authorize the Company to redeem shares of its common stock which have been the subject of a “control share acquisition” as defined in the Control Share Acquisitions Statute.

Supermajority Provision. The Company’s articles of incorporation provide that the affirmative vote of the holders of not less than 75% of the outstanding shares of common stock of the Company shall be required for the approval or authorization of any business combination (as defined below), unless such business combination has been approved by the affirmative vote of at least 80% of the entire Board of Directors.

A “business combination” means (i) any merger or consolidation of the Company or a subsidiary with or into, or the exchange of shares of the Company for cash or property of, an acquiring person, (ii) any sale, lease, exchange or other disposition of all or substantially all of the assets of the Company or a subsidiary to or with an acquiring person, (iii) any reclassification of securities (including any reverse stock split), recapitalization or other transaction that would have the effect of increasing the voting power of an acquiring person, or (iv) any plan or proposal for the liquidation or dissolution of the Company proposed by or on behalf of an acquiring person. An “acquiring person” means any individual, firm, corporation, trust or any other entity which: (i) beneficially owns, together with its affiliates and associated persons, 5% or more of the outstanding shares of common stock of the Company; or (ii) though owning less than 5% of such shares, proposes or undertakes to obtain control or exercise a controlling influence over the Company as determined by the Board of Directors.

Advance Notification Requirements. The Company’s Bylaws provide that a stockholder of record who is entitled to vote at an annual meeting of the Company’s stockholders may nominate a person for election to the Company’s Board of Directors by delivering notice of such nomination to the Secretary of the Company not later than the close of business on the 90th day nor earlier than the close of business on the 120th day prior to the first anniversary of the preceding year’s annual meeting (or, if the annual meeting is more than 30 days before or more than 70 days after such anniversary, then not earlier than the close of business on the 120th day prior to such annual meeting and not later than the close of business on the later of the 90th day prior to such annual meeting or the tenth day following the public announcement of the annual meeting date). Such notice must set forth certain information specified by the Bylaws.

The Bylaws also provide that a stockholder may propose business to be considered by stockholders at an annual meeting of stockholders, subject to the same timeliness requirements as apply to stockholder nomination of directors for election at an annual meeting.

The foregoing notice requirements shall be deemed satisfied by a stockholder if the stockholder has notified the  Company of such stockholder’s intention to present a proposal at an annual meeting and such stockholder’s proposal has been included in a proxy statement that has been prepared by the Company for such annual meeting.

Exculpation and Indemnification of Officers and Directors.  Virginia law permits a Virginia corporation to indemnify directors and officers against liability incurred in a proceeding if he conducted himself in good faith and believed that, with regard to conduct in his official capacity, the conduct was in the corporation’s best interest and, with regard to all other conduct, that the conduct was not opposed to the corporation’s best interests.

The Company’s Articles provide that, to the full extent permitted by Virginia law, a director or officer of the Company shall not be liable to the Company or its stockholders for monetary damages. The Articles provide that, to the fullest extent permitted by Virginia law, the Company shall indemnify a director or officer who is a party to any proceeding because he or she was a director or officer of the Company against liability incurred in the proceeding.

Amendments to our Articles of Incorporation. Virginia law generally requires that in order for an amendment to the articles of incorporation to be adopted it must be approved by each voting group entitled to vote on the proposed amendment by more than two-thirds of all the votes entitled to be cast by that voting group, unless Virginia law otherwise requires a greater vote, or the articles of incorporation provide for a greater or lesser vote, or a vote by separate voting groups. However, under Virginia law, no amendment to the articles of incorporation may be approved by a vote that is less than a majority of all the votes cast on the amendment by each voting group entitled to vote at a meeting at which a quorum of the voting group exists.

Other than as set forth immediately below, the Company’s Articles are silent on amendment of the articles of incorporation, so an amendment to the Articles require an affirmative vote of more than two-thirds of the votes entitled to be cast on the matter.

The Company’s Articles of Incorporation require an affirmative vote of  (i) at least 75% of the votes entitled to be cast, or (ii) 80% of the entire Board of Directors and at least two-thirds of the votes entitled to be cast, to amend or repeal the provisions of the articles of incorporation regarding certain business combinations, as described immediately below.

Under Virginia law, unless another process is set forth in the articles of incorporation or bylaws, a majority of the directors (except to the extent authority to amend the bylaws is reserved by Virginia law), or, if a quorum exists at a meeting of stockholders, a majority of the stockholders present and entitled to vote may adopt, amend or repeal the bylaws,